THIRD POINT REINSURANCE LTD. AND SIRIUS INTERNATIONAL INSURANCE GROUP, LTD.
ANNOUNCE ELECTION DEADLINE FOR SIRIUS GROUP SHAREHOLDERS

Election Deadline Set as 5:00 p.m., New York City time, on February 11, 2021

Hamilton, Bermuda, February 5, 2021 – Third Point Reinsurance Ltd. (NYSE: TPRE) (“Third Point Re”), a specialty reinsurer, and Sirius International Insurance Group, Ltd. (Nasdaq: SG) (“Sirius Group”), a global multi-line insurer and reinsurer, today announced that they have set the deadline for shareholders of Sirius Group to make an election with respect to the form of consideration they wish to receive pursuant to the Agreement and Plan of Merger, dated as of August 6, 2020, by and among Sirius Group, Third Point Re and Yoga Merger Sub Limited (the “Merger Agreement”). The election deadline is 5:00 p.m., New York City time (6:00 p.m., Bermuda time), on February 11, 2021. Third Point Re and Sirius Group currently expect to consummate the transactions contemplated by the Merger Agreement on or about February 26, 2021, subject to the satisfaction of all closing conditions. The election deadline will be similarly extended in the event the anticipated closing date is delayed to a subsequent date, in which case Third Point Re and Sirius Group will promptly announce any such delay and, when determined, the rescheduled election deadline.
Registered Sirius Group shareholders are reminded that if they wish to make an election, they must complete, sign and return a Form of Election and Letter of Transmittal to Computershare Trust Company, N.A., as exchange agent, by the election deadline. Shareholders holding shares through a broker, bank or other nominee should carefully follow the instructions provided by such broker, bank or other nominee to make an election. Such shareholders may be subject to an earlier deadline from their brokers, banks or nominees for making an election. Holders of Sirius Group shares who fail to make a timely election or who make no election will be deemed to have agreed to make a Share & CVR election in respect of the Sirius Group shares they hold. Shareholders with questions should contact Georgeson LLC, in its capacity as Third Point Re’s information agent, toll free at (866) 828-4304.
About Third Point Re
Third Point Reinsurance Ltd. (Third Point Re) is a Bermuda headquartered holding company listed on the New York Stock Exchange (TPRE). The company underwrites specialty, property and casualty business through its wholly-owned subsidiaries, Third Point Reinsurance Company Ltd. and Third Point Reinsurance (USA) Ltd., which both have ‘A-’ (Excellent) financial strength ratings from AM Best. With offices in Bermuda, New Jersey and London, the Third Point Re companies specialize in finding innovative solutions for niche and complex risks. You can learn more by visiting: www.thirdpointre.com.
About Sirius Group
Sirius Group, with $2.5 billion of total capital and roots dating back to 1945, is a global multi-line (re)insurer headquartered in Bermuda with a unique global branch network, including offices in Stockholm, New York and London. Sirius Group provides a fully diversified set of tailored risk products to clients in approximately 150 countries, including health and travel products to consumers through its two managing general underwriters, ArmadaCare and International Medical Group. Sirius Group has been publicly traded on Nasdaq since November 2018. You can learn more by visiting www.siriusgroup.com.

Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the merger. In connection with the merger, Third Point Re filed with the SEC on October 23, 2020 a final joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”), which was declared effective by the SEC, and each of Third Point Re and Sirius Group may be filing with the SEC other documents regarding the merger. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents filed by Third Point Re and Sirius Group with the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Third Point Re will be made available free of charge on Third Point Re’s investor relations website at https://www.thirdpointre.com/investors/. Free copies of documents filed with the SEC by Sirius Group will be made available free of charge on Sirius Group’s investor relations website at https://ir.siriusgroup.com/.
Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between Third Point Re and Sirius Group, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the date the transactions may be consummated, the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Third Point Re and Sirius Group and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (3) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, and (4) the risk that SiriusPoint may not achieve the expected benefits of the transaction. Discussions of additional risks and uncertainties are contained in Third Point Re’s and Sirius Group’s filings with the Securities and Exchange Commission. Neither Third Point Re nor Sirius Group is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Contact Us

For Third Point Re

Media
Mairi Mallon
Rein4ce

mairi.mallon@rein4ce.co.uk
+44 7843 067533

Investors
Christopher S. Coleman – Chief Financial Officer
+1 (441) 542-3333
investorrelations@thirdpointre.bm

For Sirius Group

Lynda Caravello
+1 (215) 603-7697
investor.relations@siriusgroup.com
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